11019615

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMS Number:	3235.0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-17377

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/10 (MM/DD/YY) AND ENDING 12/31/10 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PACIFIC WEST SECURITIES, INC.

OFFICIAL USE ONLY
FIRM I.D.NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

555 S RENTON VILLAGE PLACE STE 700

RENTON	WA	98057
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

SHANON FORD (425) 271-3550
(Area Code - Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

PETERSON SULLIVAN LLP
(Name – *if individual, state last, first, middle name*)

601 UNION ST STE 2300	SEATTLE	WA	98101
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied an as the basis for the exemption. See Section 240.17 a-5(e)(2)*

SEC 1410 (06.02)

Potential persons who are to respond to the collection of Information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, SHANON FORD, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PACIFIC WEST SECURITIES, INC., as of DECEMBER 31, 2010, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

State of Washington
County of King

MARK THOMAS McCLOSKEY
COMMISSION EXPIRES 8-03-13
NOTARY PUBLIC
STATE OF WASHINGTON

2/28/2011

Notary Public

Commission expires: 8/3/13

Signature

PRESIDENT
Title

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition. (CASH FLOWS)
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors. (NOT APPLICABLE)
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3. (NOT APPLICABLE)
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3. (NOT APPLICABLE)
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.*
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. (NOT APPLICABLE)
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report. (SEE SEPARATELY BOUND REPORT)
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. (NOT APPLICABLE)

* RESERVE REQUIREMENT IS NOT APPLICABLE

** *For conditions of confidential treatment of certain portions of this filing, see section 240.17 a-5(e)(3).*

X (O) INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3.

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS
601 UNION STREET, SUITE 2300
SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT

To the Board of Directors
Pacific West Securities, Inc.
Renton, Washington

We have audited the accompanying statement of financial condition of Pacific West Securities, Inc. as of December 31, 2010, and the related statements of operations, stockholders' equity, and cash flows for the year then ended that are being filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pacific West Securities, Inc. as of December 31, 2010, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information included in Schedules I and II is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Peterson Sullivan LLP

February 25, 2011

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

PACIFIC WEST SECURITIES, INC.

STATEMENT OF FINANCIAL CONDITION

December 31, 2010

ASSETS

Cash	$	904,656
Investments		53,282
Commissions Receivable		818,645
Commissions Receivable from Related Party		269,836
Due from Related Parties		133,300
Receivable from Clearing Organizations		460,251
Advances and Other Receivables		228,645
Deposits with Clearing Organizations		350,000
Prepaid Expenses		61,000
Deferred Tax Assets		7,900
Property and Equipment, net of accumulated depreciation of $95,835		42,980
	$	3,330,495

LIABILITIES AND STOCKHOLDERS' EQUITY

Liabilities		
Accounts payable	$	179,800
Commissions payable		997,977
Income tax payable		108,000
Total liabilities		1,285,777
Stockholders' Equity		
Common stock, par value $1; authorized 100,000 shares; 85,000 issued and outstanding		85,000
Additional paid-in capital		452,000
Retained earnings		1,507,718
Total stockholders' equity		2,044,718
Total liabilities and stockholders' equity	$	3,330,495

See Notes to Financial Statements

PACIFIC WEST SECURITIES, INC.

STATEMENT OF OPERATIONS
For the Year Ended December 31, 2010

Revenue	
Commissions and fees	$ 31,695,423
Other income	2,105,610
Total revenue	33,801,033
Expenses	
Commissions	25,057,820
General and administrative	8,582,894
Total expenses	33,640,714
Income before other income and income tax	160,319
Other income	
Interest income	2,003
Unrealized gain on securities	6,069
Total other income	8,072
Income before income tax provision	168,391
Income tax provision	(116,200)
Net income	**$ 52,191**

See Notes to Financial Statements

PACIFIC WEST SECURITIES, INC.

STATEMENT OF STOCKHOLDERS' EQUITY
For the Year Ended December 31, 2010

	Common Stock				
	Number of Shares	Amount	Additional Paid-In Capital	Retained Earnings	Total
Balances, December 31, 2009	85,000	$ 85,000	$ 452,000	$ 1,455,527	$ 1,992,527
Net income				52,191	52,191
Balances, December 31, 2010	85,000	$ 85,000	$ 452,000	$ 1,507,718	$ 2,044,718

See Notes to Financial Statements

PACIFIC WEST SECURITIES, INC.

STATEMENT OF CASH FLOWS

For the Year Ended December 31, 2010

Cash Flows from Operating Activities	
Cash received from commissions and other revenues	$ 33,794,541
Interest received	2,003
Commissions paid	(25,090,624)
Income tax refund received	37,600
Cash paid to employees and suppliers	(8,425,826)
Net cash flows from operating activities	317,694
Cash Flows from Investing Activity	
Purchase of property and equipment	(13,000)
Net increase in cash	304,694
Cash Balance, beginning of year	599,962
Cash Balance, end of year	$ 904,656

Reconciliation of Net Income to Cash Flows from Operating Activities	
Net income	$ 52,191
Deferred tax benefit	8,200
Depreciation	11,490
Unrealized gain on investments	(6,069)
Change in operating assets and liabilities	
Commissions receivable	(207,862)
Commissions receivable from related party	150,336
Due from related parties	(74,580)
Receivable from clearing organization	157,622
Advances and other receivables	(32,007)
Income tax receivable	37,600
Prepaid expenses	86,248
Accounts payable	59,329
Commissions payable	(32,804)
Income tax payable	108,000
Net cash flows from operating activities	$ 317,694

See Notes to Financial Statements

NOTES TO FINANCIAL STATEMENTS

Note 1. Organization and Significant Accounting Policies

Organization

Pacific West Securities, Inc. ("the Company") is a securities broker/dealer as registered with the Securities and Exchange Commission ("the SEC") and the Financial Industry Regulatory Authority ("FINRA"). The Company's customers are located throughout the United States with a concentration in the Pacific Northwest. In the normal course of business, the Company's customer, trading, and correspondent clearance activities involve the execution, settlement, and financing of various securities transactions. These activities may expose the Company to risk in the event the other party to the transaction is unable to fulfill its contractual obligations.

Commission revenue associated with securities transactions is recognized on a trade date basis. The Company also earns commissions and fees when its customers hold investments in certain mutual funds or limited partnerships, or when certain types of transactions are closed. These commissions and fees are recognized when earned.

Most of the commission revenue is generated from Company representatives that coordinate account management services through the Company. The Company has approximately 300 representatives.

The Company is a wholly owned subsidiary of Pacific West Financial Group Holding Company, LLC ("Holding LLC") and is related to other companies in the financial services industry.

Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Actual results could differ from the estimates.

Cash and Investments

Cash consists of cash in banks and money market funds. The Company has deposits in excess of federally insured limits.

Investments consist primarily of common stock and are recorded at fair value, based on quoted prices in active markets (Level 1 within the fair value hierarchy).

Commissions Receivable / Commissions Payable

Commissions receivable are stated at their principal balances. The Company uses the allowance method to recognize bad debts. Management regularly reviews receivables and, based on its knowledge of its customers, considers the need for an allowance. Generally, any receivables over 90 days old are considered delinquent. At December 31, 2010, no allowance was considered necessary. If an allowance was established, any bad debts would be written off against it (when determined to be uncollectible).

Generally, when a commission receivable is recognized, a commission payable to a Company representative is also recognized. Commission revenue and commission expense is also recognized at the same time.

Property and Equipment

Property and equipment are stated at historical cost less accumulated depreciation. Maintenance costs are expensed as incurred. Depreciation is computed using the straight-line method over the estimated useful lives of the assets. The balance at December 31, 2010, primarily consists of computer equipment.

Income Taxes

The Company accounts for income taxes under an asset and liability approach that requires the recognition of deferred tax assets and liabilities for expected future tax consequences of events that have been recognized in the Company's financial statements or income tax returns. In estimating future tax consequences, the Company generally considers all expected future events other than enactments of changes in the tax laws or rates.

The Company's deferred tax assets and liabilities result from unrealized gains on investments and differences in deprecation rates on property and equipment.

The Company's management believes it is more likely than not that all of the net deferred tax asset will be realized. Therefore, no valuation reserve has been provided (and there was no change in the valuation reserve during the year).

The 2010 income tax provision consists of:

Current provision	$ 108,000
Deferred provision	8,200
	$ 116,200

The provision for federal income tax differs from the statutory rate due to non-deductible expenses.

The Company reports a liability for unrecognized tax benefits resulting from uncertain tax positions taken or expected to be taken in an income tax return. Estimated interest and penalties are recorded as a component of interest expense and other expense, respectively. No liability has been recorded for uncertain tax positions, or related interest or penalties as of December 31, 2010. Tax years that remain subject to examination by federal and state authorities are for the last three years.

Advances and Other Receivables

Advances and other receivables include amounts owed by Company representatives to the Company and amounted to approximately $229,000.

Contingencies

The Company is a defendant in certain legal actions which are being contested. Management believes that, in general, it has adequate insurance coverage for these actions should the Company not prevail in its defense. In some cases, there may not be insurance coverage, but management believes the costs to resolve these cases will not be significant. Overall, management believes the resolution of these actions will not have a material adverse impact on the Company's financial position.

Subsequent Events

The Company has evaluated subsequent events through the date these financial statements were available to be issued, which was on the same date as the independent auditors' report.

Note 2. Clearing Organizations

The Company has an agreement with other securities brokers and dealers to act as clearing organizations for the Company. The clearing organizations clear all securities transactions that require clearing services and maintain customer accounts on behalf of the Company.

The Company is required to maintain certain deposit levels with the clearing organizations. The amount of the deposit depends on the agreement with the clearing organization and certain exchange market requirements.

The Company also regularly has amounts due from the clearing organizations.

Note 3. Related Party Transactions

Commissions receivable from a related party of $269,836 are due from a limited liability company ("LLC") managed in part by a relative of the members of Holding LLC. Commissions earned from this LLC in 2010 were $1,258,522.

Also, during 2010, the Company recognized expenses under a shared services agreement with a company owned by the members of Holding LLC amounting to $4,428,862. These expenses related to financial, administrative, and other services, and for facility costs. The Company expects to pay a similar amount to this related company in 2011 for similar services. The Company has a receivable from this related company of $8,176, which is included in due from related parties at December 31, 2010. The Company also has a payable owed to the same company amounting to $13,146 which is included with accounts payable at December 31, 2010.

The Company also has a receivable from another company owned by Holding LLC amounting to $125,124, which is included in due from related parties at December 31, 2010. The Company also has a payable owed to the same company amounting to $22,833 which is included in accounts payable at December 31, 2010.

Note 4. Arbitration

During 2010, the Company concluded a legal case through an arbitration process. The Company was order to pay $624,368 to the claimant. The amount of this award was fully covered by the Company's insurance policy and was paid to the claimant during 2010. Also, as part of the arbitration, the Company was ordered to accept a tenant in common interest in a commercial property, located in Milwaukee, owned by the claimant. The title transfer of this interest in the tenant in common has not been completed as of the date of this report. The fair value of the interest in the tenant in common has been determined to be zero (determined through a formal appraisal process). Therefore, the Company does not believe there will be any significant impact on its financial statements when the title transfers; however, future capital payments to the property may be required by the Company.

Note 5. Commitment

During 2010, the Company renewed an agreement with a clearing organization. This agreement expires on March 4, 2013. If the agreement is terminated during the next three years, the Company is required to pay termination fees, depending on the period in which the agreement is terminated as follows:

March 10, 2010 to March 9, 2011	$	600,000
March 10, 2011 to March 9, 2012		450,000
March 10, 2012 to March 9, 2013		300,000

Note 6. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1). Accordingly, the Company is required to maintain a minimum level of net capital (as defined) of the greater of $100,000 or 6 2/3% of aggregate indebtedness. The minimum net capital level at December 31, 2010, was $102,026. At December 31, 2010, the Company had computed net capital of $1,304,395, which was in excess of the required net capital level by $1,202,369. In addition, the Company is not allowed to have a ratio of aggregate indebtedness to net capital (as defined) in excess of 15 to 1. At December 31, 2010, the Company's ratio of aggregate indebtedness to net capital was 1.17 to 1.

SUPPLEMENTARY INFORMATION

PACIFIC WEST SECURITIES, INC.

SCHEDULE I
COMPUTATION OF NET CAPITAL PURSUANT TO RULE 15c3-1
December 31, 2010

COMPUTATION OF NET CAPITAL

Stockholders' equity		$ 2,044,718
Deductions		
Unsecured receivables from customers outstanding over 30 days	$ 233,724	
Unsecured receivables from noncustomers	296,985	
Commission advances	64,959	
Prepaid expenses	61,000	
Property and equipment	42,980	
Fidelity bond	6,025	
Deferred tax assets	7,900	
		(713,573)
Haircuts on security positions		
Money market accounts	18,758	
Equity securities	7,992	(26,750)
Net capital		1,304,395
Minimum net capital		102,026
Excess net capital		$ 1,202,369

COMPUTATION OF AGGREGATE INDEBTEDNESS

Accounts payable	$ 179,800
Bank overdraft (zero balance account; cash deposits at the same bank are in excess of this amount)	244,612
Commissions payable	997,977
Income tax payable	108,000
Total aggregate indebtedness	$ 1,530,389

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (6 2/3% of total aggregate indebtedness or $100,000, whichever is greater)	$ 102,026
Percentage of aggregate indebtedness to net capital	117%
Ratio of aggregate indebtedness to net capital	1.17 to 1

Pacific West Securities, Inc. is exempt from the computation of reserve requirements pursuant to Rule 15c3-3 under paragraph K(2)(ii).

PACIFIC WEST SECURITIES, INC.

SCHEDULE II
RECONCILIATION BETWEEN THE COMPUTATION OF NET CAPITAL PER THE BROKER'S UNAUDITED FOCUS REPORT, PART IIA, AND THE AUDITED COMPUTATION OF NET CAPITAL

December 31, 2010

Net capital per the broker's unaudited Focus Report, Part IIA	$ 1,363,471
Adjustments due to audit	
Increase in income tax expense	(59,077)
Net capital as audited	$ 1,304,394

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1) FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC RULE 15c3-3

To the Board of Directors
Pacific West Securities, Inc.
Renton, Washington

In planning and performing our audit of the financial statements of Pacific West Securities, Inc. ("the Company"), as of and for the year ended December 31, 2010, in accordance with auditing standards generally accepted in the United States, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, comparisons, and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate at December 31, 2010, to meet the SEC's objectives.

This report is intended solely for the use of management, the Board of Directors, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specific parties.

Peterson Sullivan LLP

February 25, 2011

PACIFIC WEST SECURITIES, INC.

FINANCIAL STATEMENTS AND
SUPPLEMENTARY INFORMATION

DECEMBER 31, 2010

C O N T E N T S

PACIFIC WEST SECURITIES, INC.

SUPPLEMENTAL REPORT
UNDER SUBPARAGRAPH(e)(4) OF RULE 17a-5
OF THE SECURITIES EXCHANGE ACT OF 1934

DECEMBER 31, 2010

PETERSON SULLIVAN LLP

CERTIFIED PUBLIC ACCOUNTANTS

601 UNION STREET, SUITE 2300

SEATTLE, WASHINGTON 98101

INDEPENDENT ACCOUNTANTS' REPORT ON APPLYING AGREED-UPON PROCEDURES RELATED TO AN ENTITY'S SIPC ASSESSMENT RECONCILIATION

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2011
WASH, D.C.
189

To the Board of Directors
Pacific West Securities, Inc.
Renton, Washington

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments [General Assessment Reconciliation (Form SIPC-7)] to the Securities Investor Protection Corporation ("SIPC") for the year ended December 31, 2010, which were agreed to by Pacific West Securities, Inc. ("the Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., SIPC, and other designated examining authorities, solely to assist you and the other specified parties in evaluating the Company's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). The Company's management is responsible for the Company's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. We compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries, noting no differences.

2. We compared the amounts reported on the audited Form X-17A-5 for the year ended December 31, 2010, as applicable, with the amounts reported in Form SIPC-7 for the year ended December 31, 2010, noting no differences.

An independent firm associated with
MOORE STEPHENS
INTERNATIONAL LIMITED

Tel 206.382.7777 • Fax 206.382.7700 • www.pscpa.com

3. We compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers (such as details from the Company's general ledger), noting no differences.

4. We proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers (such as details form the Company's general ledger) supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above, and is not intended to be and should not be used by anyone other than these specified parties.

Peterson Sullivan LLP

February 25, 2011

PACIFIC WEST SECURITIES, INC.

SCHEDULE OF SIPC ASSESSMENTS AND PAYMENTS (FORM SIPC-7)
For the Year Ended December 31, 2010

Total assessment for the year ended December 31, 2010		$ 23,626
Payments		
July 27, 2010	$ 7,739	
October 15, 2010	59	
November 12, 2010	4,440	
		12,238
Amount due with Form SIPC-7		$ 11,388